FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

October 12, 2007

07027184

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

dw 10/16

45825963.1

FJH

Press Release

FJH AG wins major order from Heidelberger Lebensversicherung AG

- **Use of Release 4.5 of the FJA Life Factory ® standard software**
- **Integration of SOA services at Clerical Medical**
- **Use of FJA's commission system**
- **Order volume in the upper single-digit millions range**

Munich, 9 October 2007 – FJH AG, the insurance software and consultancy specialist, has secured a new order from German life insurer and member of the British HBOS Group, Heidelberger Lebensversicherung AG (HLE). The contract, which has now been signed, covers the licensing and rollout of the standard software FJA Life Factory ® 4.5 (which complies with the Insurance Contract Law [VVG]), and also includes FJA's commission system. In a parallel process, specialist services of FJA Life Factory ® will be integrated in the centralised offer system of HLE and Clerical Medical and also in Clerical Medical's administration system. Clerical Medical Investment Group Limited (CMIGL) is a British life insurance company that also belongs to the HBOS Group. Key to the order is the service-oriented architecture (SOA) of FJA Life Factory ®, which also meets the criteria of IBM's "Ready for SOA ®" scheme. This contract cements the successful, longstanding cooperation between the Munich-based software and consultancy firm and Heidelberger Leben (formerly MLP Lebensverischerung AG). The order volume is in the upper single-digit millions range.

Standard software with international focus offers key cost benefits

Heidelberger Leben is a further example of an insurer opting for consistent, long-term use of FJH software. For the Executive Board of FJH AG, Heidelberger Leben's decision confirms the continuing trend within the insurance sector where cost and competition factors are prompting insurance companies to show a keener interest in using standardised solutions that offer high levels of preconfiguration and that also and in particular meet international requirements. "In the interests of our customers, we place great emphasis on efficiency and cost awareness, but we must also ensure the flexibility of our products and processes. Using FJH standard software will provide us with an optimum tool for the coming years," explains Jörg Köhler, Head of IT at Heidelberger Leben. Simon Friend, CEO of HLE, adds: "The

technical and actuarial status of the FJA Life Factory ® standard software will also allow us to roll out the product quickly and flexibly at international level. This was crucial to our decision to work with FJH".

New policy administration

Heidelberger Leben plans to completely replace its existing administration system by the beginning of 2009. Using the current Release 4.5 of the FJA Life Factory ® standard software means HLE will be able to comply with all binding requirements of the Insurance Contract Law reform from January 2008. In future, moreover, the technology and functional scope of the FJH standard software will enable the company to develop and administer the latest products and also increase flexibility of its business processes. Completion of the first project phase, which is already underway, will allow Heidelberger Leben to use FJA Life Factory ® to administer the new 2008 tariff generation. In 2009, the second phase will see replacement of the company's present administration system and the migration of the 650,000-plus policies administered by that system.

Parallel use at Clerical Medical

The recently signed contract also provides for additional cooperation with CMIGL. On the German market, Clerical Medical's Anglo-Saxon-type products are also being marketed with supplementary insurance from Heidelberger Leben ("best of both worlds"). To administer these supplementary policies, technical services will be integrated into CMIGL's administration system based on the SOA compliance offered by FJA Life Factory ®. These services will be integrated into the centralised offer system of Clerical Medical and Heidelberger Leben in the same way.

New commission system

Under the project, Heidelberger Leben will also phase out its current commission solution and collaborate with FJH to introduce a new system based on FJA's commission system. Among other things, the software component will supply the commission calculated for various clients and include the functions required for calculating commission for syndicate business.

About Heidelberger Leben

Heidelberger Leben is a German life insurance company and was founded in 1991 by Finanzvertriebsgesellschaft MLP AG (formerly trading as MLP Lebensversicherung AG). Heidelberger Leben has been part of the listed HBOS (Halifax Bank of Scotland) Group since 2005; the Group administers assets of over 877 billion Euros and has over 23 million customers around the globe (status: 31 December 2006).
Exclusive support for the sale of the provident solutions offered by Heidelberger Leben and Clerical Medical (both members of the HBOS Group) is provided by HBOS European Financial Services Vertrieb.

FILE NO. 82-5077

FJH

About FJH:

FJH AG is a leading supplier of software and consulting for the insurance industry and other financial services. FJA Life Factory ® represents FJH's core software product and facilitates the development, sale and administration of insurance products. The company also offers other policy administration systems, process and document management software, systems for asset liability management and corporate management as well as a broad portfolio of services. These range from the development of customised solutions and the testing of software through to data migration and actuarial consulting.

FJH has longstanding business relations with around half of all life insurers in Germany. Globally, FJH's software is used for 26 countries spanning five continents, including Russia, the USA and Australia.
Currently, the FJH Group employs around 450 people at its head office in Munich, its German offices in Hamburg, Cologne and Stuttgart and its subsidiaries in Switzerland, Austria, the USA and Slovenia.

FJH was founded in 1980 and became a listed company in February 2000. The company has been listed in the Prime Standard index since 2003.

For further information please contact:

FJH AG, Dorothea Kurtz, Elsenheimerstr. 65, D-80687 Munich,
Telefon 089 769 01 7002, Telefax 089 769 01 606, E-Mail dorothea.kurtz@fjh.com

END